Filed by Cascade Bancorp
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Home Federal Bancorp, Inc.
Commission File Number for the Related Registration Statement on Form S-4: 333-192865

February 5, 2014 / 2:00 PM PST, CACB - Transcript of Cascade Bancorp Q4 and Full Year 2013 Earnings Conference Call

CORPORATE PARTICIPANTS

Terry E. Zink
Cascade Bancorp - President & Chief Executive Officer
Gregory D. Newton
Cascade Bancorp - EVP & Chief Financial Officer
Charles N. Reeves
Cascade Bancorp - EVP & Chief Banking Officer
Andrew J. Gerlicher
Cascade Bancorp - EVP & General Counsel

PRESENTATION
OPERATOR: Good day, ladies and gentlemen and welcome to the Quarterly Earnings Conference Call. At this time, all lines have been placed on a listen-only mode and the floor will be open for your questions and comments following the presentation. At this time, it is my pleasure to turn the floor to Andrew Gerlicher. Sir, the floor is all yours.

ANDREW GERLICHER: Thank you. Good morning and welcome to the Cascade Bancorp's Fourth Quarter and Full-Year 2013 Earnings Conference Call. Our presentation today will include forward-looking statements. Those statements include descriptions of management's plans, objectives or goals for future operations, products or services, forecast of financial or other performance measures and statements about Cascade's general outlook for economic and other conditions, statements about the expected timing, completion and effects of the proposed merger with Home Federal Bancorp constitutes forward-looking statements.

We also may make other forward-looking statements in the question-and-answer period following management's discussion. These forward-looking statements are subject to a number of risks and uncertainties and the actual results may differ materially from those discussed today. Information on the risk factors that could cause the actual results to differ are contained in the press release that was released yesterday, as well as the Form 8-K filing of the investor presentation which will be reviewed during today's conference call, and the risk factors section of Cascade's most recent annual report on Form 10-K filed with the SEC on March 29, 2013.

These risks as well as other risks associated with the merger are more fully discussed in the preliminary joint proxy statement, perspectives included in the amendment to the preliminary registration statement on Form S-4 and it’s 333-192865 that was filed with the SEC on January 22, 2014 in connection with the merger. Forward-looking statements are effective only as of the date they're made and Cascade assumes no obligation to update or publish, revise forward-looking statements to reflect the occurrence of unanticipated events or circumstances after the date hereof.

This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or solicitation of any voter approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

In connection with the proposed merger between Cascade and Home, Cascade has filed with the SEC a preliminary registration statement on Form S-4 which will include a joint preliminary proxy statement of Cascade and Home that also constitutes a prospectus. After the registration statement has been declared effective by the SEC, Cascade and Home will deliver a definitive joint proxy statement, prospectus to their respective shareholders.

Cascade and Home urge investors and security holders to read the joint proxy statement, prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC because they will contain important information about the proposed merger. You may obtain copies of all documents filed with the SEC regarding this transaction free of charge at the SEC's Web site, www.sec.gov.

I will now turn the proceedings over to Cascade Bancorp's President and CEO, Terry Zink.

TERRY ZINK, PRESIDENT AND CEO, CASCADE BANCORP: Thanks, Andy. Good afternoon, everyone and thanks for joining Cascade Bancorp's fourth-quarter and full-year of 2013 earnings call. With me today, I'd like to point out I have Chip Reeves, our Chief Banking Officer, Dan Lee, our Chief Credit Officer and our CFO, Greg Newton who will discuss our quarterly and full-year financial results in greater detail. After our prepared remarks, we will open the lines up for your questions.

2013 was a transformational year for Cascade and I'm very pleased with the progress we've made. During the call, I'm going to review some of the operational successes we achieved this past year, including progress made remediating our legacy credit issues, as well as provide you an update on our previously announced acquisition of Home Federal Bancorp.

To start, our 2013 financial results clearly highlight the renewed momentum in Cascade's core operations. Net income for the fourth quarter and the full year of 2013 was $1.2 million and $50.8 million respectively. Our gross loans for the year increased almost 17 percent, well outpacing our peers. For those who have followed the Cascade story over the years, the dramatic turnaround in the company is underscored when one considers the 2013's return to loan growth. It was the first year-over-year increase for Cascade since the onset of the great recession almost 6 years ago.

In addition to expanding our loan portfolio, we also grew total deposits by almost 8-1/2 percent. Our amicable core deposit franchise remains over 50 percent in checking balances with the cost of total deposits improving to just 14 basis points. We also completed the turnaround in our credit quality during 2013. Our substandard legacy loans were reduced by $85.5 million and now stand at a slightly better than peer group average.

This is illustrated by a dramatic improvement in the classified covered ratio which improved to 26.7 percent at year-end, compared to 74.6 percent from year-earlier. This ratio is defined as the classified assets as a percentage of regulatory capital plus allowance. Other credit metrics showed marked improvements to levels consistent with the bank and a safe and sound credit quality position.

Lastly, we believe that revenue and efficiencies are poised for continued improvement as we continue to streamline cost and diversify revenue sources. FTE today is nearly 10 percent below year ago levels and importantly, we believe that the cost of remediating legacy problem assets is clearly in the rear view mirror now. It's important to highlight that our significant improvements in financial condition and risk profile this past year enabled the removal of all legacy regulatory restrictions which is – was an essential precursor to any acquisition strategy we had.

At this juncture, I'd like to share just a quick review of my time at the bank. When I joined Cascade in 2012 after spending most of my career running various businesses at Wells Fargo and later, Fifth Third, I saw company with a long history of being one of the premier community banks in the Pacific Northwest, had a strong track record of profitability and growth. However, like many of its peers, Cascade ran into significant problems through the great recession which necessitated to capital infusion and a series of difficult actions to obtain the turnaround.

The first thing I did when I came on board was to recruit top-notch bankers to help me build a solid franchise in the Pacific Northwest. Together with the new executive management team, we constructed a five-year plan that had the expressed focus of not only returning Cascade to health but also re-engineering the company by providing a solid foundation that can support growth for years to come.

I am again very happy to report that over the past years, we have successfully executed on the turnaround phase of the five-year plan. Importantly, the executive team who worked with me to set these course and priorities does not consist of typical turnaround management consultancy. Rather, these individuals collectively averaged 30 years of experience and entail significant roles in various positions across community, regional and national banks.

Many of us have led banks or business units with assets over $100 billion. I do look forward to introducing investors to this team over the next few quarters and years. The remarkable turnaround enabled us to enter into an agreement for the acquisition of Home Federal Bancorp this past October and embarked on the second stage of our five-year plan which includes growing assets to $5 billion or greater.

The pending acquisition of Home would've been unthinkable just 12 months ago given the many challenges we faced and without the culture of teamwork that extends from our individual branch locations all the way to the executive level. Today, we are waiting regulatory and shareholder approval and are targeting the acquisition to close sometime around March 31, 2014. This acquisition will create a community bank with over $2.3 billion in assets.

We will be a top five small business lender in our core Central Oregon and Boise, Idaho markets. We will also hold a top five Community Bank, defined as banks under $10 billion in assets deposit market share in the Pacific Northwest. Importantly, our franchise will have the scale and market share in a region of the country that has experienced faster growth than the national average.

Post-close, Home will solidify our number one share in Central Oregon, provide us with number one Community Bank share in Boise and will add to our footprint in Southern Oregon where our deposits will rise by 50 percent. We also believe this acquisition represents low customer risk given our proximity of our branches and a significant overlap in our core markets. It is this proximity and common geography combined with our respective management teams being familiar with each other's organizations which should help minimize any customer disruption and increase our ability to execute flawlessly.

The on the market share and core deposit benefits we see significant opportunities to right size branch delivery channel. Fifty percent of our branches are within close proximity to one another. I had mentioned this before but $1.4 billion in assets, Cascade carry an infrastructure capable of supporting a much larger institution.

We did this in anticipation of a strong growth cycle. The Home transaction is an ideal first step in this growth strategy. We see that acquisition as an opportunity to begin the drive of real scale efficiencies and estimate cost synergies to be about 24 percent of the combined bank's core non-interest in expense or another way to look at it, it is about $26 million.

To deliver this, we plan to optimize our branch delivery channel by initially closing about 13 branches in the combined company, as well as leveraging infrastructure such as IT, operations and administration. We intend to keep the best locations and as such, closures will be divided among Home and Cascade branches. We also see the potential for revenue synergies which we have identified but had not yet publicly quantified.

We believe that opportunities exist in such areas as asset class optimization, cross sell opportunities and further scale efficiencies. As you can see, the acquisition of Home is a key step in our achieving the successful execution of this second phase of our strategic five-year plan. To become the leading Community Bank in the Pacific Northwest, we're going to see ongoing priority of the M&A as an integral part of this goal and we plan to be opportunistic if attractive deals present themselves.

We believe that one of the tenants of our success is a critical mass in market share opens the door to efficiency and revenue opportunities. The Home transaction meets its test, solidifying our number one Community Bank share in both Bend and Boise, and accordingly, our organic growth rate will target growth well above peer banks.

The last point I will make on the Home acquisition is an interesting aside, we are successful – we were successful I should say in the Home transaction by being – having a proactive response to their 25 day go shop clause. I believe this success is very unique in the history of bank M&A and it illustrates the strength and the experience of Cascade's leadership and our ability to effectively mobilize and manage against multiple priorities.

We have the team to achieve our ambitious five-year goals and I view our success winning the Home acquisition as a clear example of significant competitive advantage our people create. To wrap up before turning over to Greg, I am very excited with the terrific progress you made in strengthening Cascade and completing the return to sound credit quality.

What is sometimes overshadowed in all this is the fact that we also have the bandwidth to revitalize the sales culture at Cascade. With double-digit loan growth, a loan cost deposit franchise did grew at almost 9 percent in 2013 and continued innovation like our new advanced online system that includes mobile banking. The future for the combined organizations look bright.

I continue to believe that we have the right people and the right foundation to drive future growth work organically and through strategic acquisitions. I feel this is very exciting time for Cascade. Now, what I'd like to do is turn it over to Greg Newton, our CFO and have them comment on our financial picture. Greg?

GREG NEWTON, EXECUTIVE VICE PRESIDENT, CHIEF FINANCIAL OFFICER & SECRETARY, CASCADE BANCORP: Thank you, Terry. Hopefully – and good afternoon to all of our listeners. Hopefully, you all have time to review our earnings release from last night so I'll just stick to the few highlights and we can get to the question-and-answer period.

Total loans were up about 6 percent or $56 million for the linked quarter and as Terry mentioned, nearly 17 percent year-over-year. We're extremely pleased that our improving trend in organic loan growth was a very direct result of a change in our sales culture. That change was directed by our Chief Banking Officer, Chip Reeves who Terry previously introduced to this group.

Before joining Cascade, Chip had major leadership roles also at Fifth Third including as President of its large health Chicago affiliate. Chip's decisive leadership has led to a turnaround in sales activity by our branches, as well as our commercial team. And on a personal note, it's clear to us that Chip had certain advantages in engineering these changes at Cascade. At six foot six, he was captain of his college basketball team and really has an imposing presence and personality. His full-court presence intensity has had more than a little to do with how rapidly our banking culture has responded to his leadership.

Improving loan growth also highlights an improving economy. Terry mentioned this by real estate and employment in Oregon and Idaho continue to recover and there's evidence clearly that the banking footprint of Cascade looks to be a top tier franchise with respect to a higher rate of population growth and end migration in the future.

As I mentioned, we're pleased about our organic growth for the fourth quarter. About three quarters of that growth was organic in nature. The remainder relates to a strategy we introduced to build a shared national credits portfolio which is a relatively unique aspect among Community Banks and also illustrates the strength and expertise of the new Cascade team, shared national credits or loan participations of nationally familiar businesses such as Express Scripts, Heinz, Tempur-Pedic and Burger King.

These loans float with LIBOR so in addition to adding revenue, they strengthen overall asset quality in our interest rate risk profile. In addition, they improve – they're very marketable so improved liquidity and help us diversify our earning assets.

The point being, we've been able to recruit a strong and experienced treasurer, John Lorberau who's not on the call but also our chief – combined with our Chief Credit Officer, Dan Lee and Chief Banking Officer who have the depth of expertise and experience to take advantage and implement effectively this kind of strategy.

Next, we're pleased with deposit growth which is also strong in 2013, up almost – about 8-1/2 percent year-over-year. I will note that deposits eased by 2.4 percent during the fourth quarter because as we mentioned at less quarter's call, expected some seasonal factors to generate some run-off as well as certain municipal customers would likely redeploy some bond issuance proceeds they had on deposit at the bank previously.

We – I expect frankly that this trend could run into the first quarter until seasonal factors reverse in the spring. With about 50 percent of our total deposits in checking accounts, our cost of funds for the quarter was at 14 basis points, a 1 basis point improvement versus the prior quarter.

On the income statement, I've highlight the linked quarter progress on net interest income which was up $1 million in the fourth quarter or about 8 percent. A good portion of that increase does relate to the full recovery of interest from the prepayment of the previously non-accrual loan.

While this is not a recurring item, perhaps it's just that having cleaned up our credit quality, Cascade is also in position to benefit from future recoveries which at least could minimize future provision expense. This interest recovery also void our net interest margin which was reported that 4.11 percent for the fourth quarter excluding the effective de-interest recovery, we were stable at about 3.8 percent min.

Non-interest income for the fourth quarter was up 8 percent from the linked quarter to nearly $4 million. This is the highest quarterly total during the year. Importantly, this was accomplished despite a – about a half-million dollar decline in mortgage fee revenue on a linked quarter basis.

We were able to plan and then effectively offset anticipated lower mortgage revenue with card related fees and the success of our rollout of a customer interest rate swap product. Overall again, I would – looking forward, I expect some seasonal decline in non-interest income for the first quarter of 2014 particularly further easing of residential loan volume.

Moving on to non-interest expense, our fourth quarter was up about $1.2 million from the linked quarter. This was due to nearly $1 million in merger-related costs and an increase of about $0.9 million in comp and benefits, the latter being related to year-end true up of incentive plans and health care expense.

Finally, net income for the fourth quarter at $1.2 million or 3 cents a share was similar to the linked quarter. Again, this quarter included merger costs, compensation and health care true ups partially offset by the recovery of interest from the payoff of a previously charged off loan. While there's certainly a fair share of noise in the quarter, we believe that the platform and foundation that are in place were stable and improving earnings.

And now just a couple of remarks on Home and Terry mentioned it, it really does represent a transformational opportunity for Cascade. To that end, we're progressing on many fronts including the identification of overlapping markets and choosing the best locations in banking teams to achieve efficient scale in branch delivery.

Just as a point of interest, we also engaged the consulting group from KPMG to help us with project management and assist our conversion planning. This is to clearly ensure that we minimize customer integration impacts but at the same time, to maximize IT and back-office efficiency.

Beyond integration, another priority is capitalizing on cross sale opportunities. Terry mentioned that we'd upgraded our Internet and mobile banking capacities just recently and that will be a positive and welcomed improvement for Home customers. Additionally, we expect revenue opportunities to exist in terms of increasing residential mortgage production, card oriented revenue, more penetration of – or deeper penetration of interest rates, swaps for customers and SBA lending as well.

So together, we take – we take the Cascade and Home together and look at opportunities that are really focused and summarize best by dramatic improvements in efficiency, leveraging cross sales and also, optimizing our balance sheets by building on our loan growth momentum. So I totally and wholeheartedly concur with Terry that the future was very exciting for Cascade. With that, I'd like to open this call up for questions.

ZINK: Patrick, if we could go ahead and open it up for questions, that would be great.

OPERATOR: Oh certainly. And ladies and gentlemen, the floor is open for questions. If you do have a question, please press star, one on your telephone keypad at this time. Once again, if you do have a question, please press star, one on your telephone keypad at this time. You do have a question from Jeff Rulis. Your line is now open.

JEFF RULIS: Thanks. Good afternoon.

ZINK: Hey, Jeff.

RULIS: Just a question on sort of loan growth expectations for the coming year, a pretty strong finish to 2013. In any of that production, do you expect that, that cannibalizes any production? Is it rolling to the coming year and maybe just kind of also thoughts on where you're seeing strengths by category and region on a loan growth front? Thanks.

ZINK: OK. Jeff I think what I'll do, I'd like to have Chip Reeves, our Chief Banking Officer answer that for you. And Chip, could you?

CHIP REEVES, EXECUTIVE VICE PRESIDENT & CHIEF BANKING OFFICER, CASCADE BANCORP: Sure and hi, Jeff. As you saw in the fourth quarter, we had a very strong linked quarter growth resulting in a 16 percent year-over-year. As we look into 2014, what we really see is that we will achieve a loan growth at an above peer group average. Our pipelines continue to suggest that as we look into Q1 and Q2 right now. We obviously have opportunity as well as we integrate Home Federal here at the late first quarter, early second quarter.

As far as where we saw the strength, it's really across-the-board and I would say that I think the key to the fourth quarter loan growth was – it was not dominated by any one specific region. It really came across from Portland to Central Oregon and in the Treasure Valley and really across all asset classes. So we're very pleased with what we had occurred in Q4.

RULIS: OK. And then on the – Greg, I think you mentioned the core margin was 3.8% for the quarter, what was it sequentially?

NEWTON: It was a 3.81% I think the –- in the prior quarter on the third quarter so compare that to…

RULIS: To 3.8%.

REEVES: Exactly the same, yes because most of them are 3.81%, yes.

RULIS: OK. And then I guess just you know you've had the – have we seen all of the prepayment benefit and then as we roll into potentially the closure of the Home deal, I guess as you see margins in the coming year, any comment there?

NEWTON: This is Greg. I suppose you – we would have giving you a different answer if interest rates had held where they were at year-end as opposed to where they are declined to now. My bet is that we will see some modest ease just simply from the slightly flatter curve but it's – and so in my models, I am sticking right around this 3.80% to 3.90% level given that we'll also have some fair value marks and discount accretions that'll affect the final outcome once we bring Home together.

RULIS: Sure. OK. And maybe just one – quick one on – the last one on the – just on the Home transaction. Have you received any approvals yet as fore filed, anything that we could check off the list there?

ZINK: Actually, Andy Gerlicher, our General Counsel is actually spearheading that, Jeff. So Andy, is there any update on the…

GERLICHER: We have indeed filed the S-4 and we're waiting for – and an S-4A and we're waiting for comments on that at the moment, so.

RULIS: And no state or other approvals up from the regulatory?

GERLICHER: Not the ones we're – not the approvals – we did get approved for the transfer of the covered loan portfolio.

RULIS: Right. Got it. And I guess as you look at the – sort of the spread between these stocks is still pretty wide with unexpected closure as little as two months away. Any speculation as to why the disparity?

ZINK: You know Jeff, this is Terry. I wish I knew. You know I think that I will be a wealthy man if I could predict the stock market but yes, I just think that there's been a lot of volatility in bank stocks and I think as we get closer to the closing date, we will see a – I would suspect anyway, we would see some movement that would tighten that up a little bit, but right now, it's just very difficult to predict. You know the bank stocks have all pretty much acted the same way. They've gone up and down on you know the rumors around the stimulus package and everything that's happening, I think the transaction probably is in the forefront.

One of the things with our stock as you know it – going into this transaction, it has fairly limited float. Coming out, it'll start having a lot more aspect to the float side of steps. So you know I just think it's the times. I don't know that there's anything specific.

RULIS: OK, fair enough. Thank you.

OPERATOR: OK, thank you. Our next question comes from Jackie Chimera. Your line is now open.

ZINK: Hi, Jackie.

JACKIE CHIMERA: Hi, everyone.

ZINK: Hi.

CHIMERA: I wonder if the timing – I noticed that on an ended period basis, cash balances were down and obviously you had significant loan growth in the quarter, what was the timing on those two things?

NEWTON: Jackie, it's Greg. I think I'll cut the question in terms of the timing of the growth on the loan side. If you…

CHIMERA: And then some of the cash deployment you had in the quarter and would obviously, that was an impact of one in the other but…

NEWTON: So the – a lot of the loan volume was coming towards the latter part of the year. So we should see some benefit from that prospectively. That's in – when those loans are occurring for the entire first quarter certainly.

CHIMERA: OK. And if you exclude the – it was a little difficult for me to calculate without an average loan balance, if you exclude the interest recovery that you received in the quarter, how did your loan yield compared to the prior quarter?

NEWTON: Let's see, they were just – they eased just slightly. So let me get back to you. Here I can check my numbers but yield out of loans, we were about 475 for the linked quarter and I believe this had the $1 million that was – the special recovery had about that 20 basis point effect so they were pretty stable.

CHIMERA: OK. And was there any tax impact on the $1.2 million in merger-related charges?

NEWTON: You know it was relatively de minimis at this stage of our process but you point out a – you bring out a good point, that will have some – certainly some bearing in increasing impact and will provide some specific considerations around that as the larger items come into the – into our field division.

CHIMERA: OK. Yes, that would be really helpful. Thank you. I appreciate that.

NEWTON: You bet.

CHIMERA: And then I guess just lastly, just looking at the decrease in deposits. I know that it was seasonal and you had some muni deposits low out. How many deposits came in with the American West versus what you had expected when the branch transaction was announced?

ZINK: It pretty much was identical to what we had announced, Jackie. I don't – there really wasn't too much run off on any of that.

CHIMERA: OK. So right around $35 million or so?

REEVES: It was about $27 million.

NEWTON: $27 million, yes.

CHIMERA: $27 million? OK.

NEWTON: And Chip, it was a good experience for those customers and we did hold the customers in the transaction pretty well.

REEVES: It was a seamless effort over that weekend and the customer accounts have remained stable to growing.

NEWTON: Yes.

CHIMERA: OK. And then just lastly, as I look at the loan growth you've been having, obviously, you still have some pretty substantial reserves given that your credit profile continues to improve. Do you think we should see reserves continue on low through next year?

ZINK: Yes, can you see that on my time Jackie. Will we see reserves do what?

CHIMERA: I meant provisioning, not reserves. Do you think we'll see a low-level of provisioning just given you know the selling coverage that you have in your classified assets and NPAs?

ZINK: Yes, I think so. I think two things are going to drive that for us. One is the fact that the credit metrics have improved dramatically. The other thing is as Greg mentioned in his presentation is that we continue to see recoveries. We've been fairly aggressive in remediating the classified assets we had. And so, we've got the good fortune right now of running in a positive nature as far as recoveries go.

So as you know those roll right into provision. So we – I don't see us having to take provision in the immediate future. I also don't think that we would be releasing any provision either. I think that we're going to let things roll along as they are and see where we end up. We might take a look at it at midyear.

RULIS: OK. And that's all I had. Thank you very much.

ZINK: Thanks, Jackie.

OPERATOR: Thank you and once again ladies and gentlemen, if you have a question, please press star, one on your telephone keypad at this time. And we do have another question from Jeff Rulis. Your line is now open.

RULIS: Thanks. Just a quick follow-up on the – so on the tax rate, Greg, I guess in the coming year expectations on that front.

NEWTON: I knew you're going to ask that, John. I am still – I am – again, we're firming up a lot of the elements as projected so I am still using a 39 percent rate given the – that some of the expenses we incur will be nondeductible. But net-net, I'm right around that 39.

RULIS: Sure. And then maybe even on the – I guess some of the dialogue in the release on kind of expenses, I guess if you back out merger cost, do you guys have some efficiency targets that you'd like to – and obviously you've got a hurdle with Home coming in but just kind of what are your longer-term of – even medium-term expectations on the efficiency ratio?

NEWTON: Yes, it's Greg. The way we are really thinking about this deal ends up being that – and you guys are – know this to be true that there's going to be considerable noise as one-time items and the marks come through on the Home deal. So we're really, really focused on executing our integration strategies and achieving the efficiencies in a way that the fourth quarter really sets a strong benchmark for our go forward run rate.

Apologize, I'm just kind of putting in as a context. So in that design then, the goals we have set for ROI metrics would be to be at or above peer levels which I was just looking at a very close peer group of ours you know peer average recently of that group was about 94 basis points they're about. So you can imagine we probably target a round number in that regard. And then number two, we'd like to be below, beat the 70 percent efficiency if at all possible on our way to that outcome.

RULIS: OK, great. Thank you.

OPERATOR: OK, and at this time, there are no further questions.

ZINK: OK. Well, I want to thank you guys for joining us for the call. If anything does come up, please feel free to send us an e-mail and we'll be able to get back to you with any answers that we can come up with. Once again, I think we're – we continue to be excited about the future of the bank and we look forward to seeing what this merger is going to do for the combined companies. We are optimistic as Greg said that we're going to be performing above the peer average and we're setting our sights for that. So with that, thanks again and we'll talk to you guys later. Bye.

OPERATOR: Thank you and ladies and gentlemen, this does conclude today's conference call. We thank you for your participation. You may now disconnect your lines and have a great day.

END